Exhibit 2

Alta Fox Hasbro Video Transcript 02.17.22

Connor Haley: Hi, my name is Connor Haley, and I am the Founder and Managing Partner of Alta Fox Capital Management, a registered investment firm with a strong track record of identifying exceptional businesses. Historically, Alta Fox has collaborated with management teams and boards to create long-term shareholder value. On occasion, however, we have highlighted hidden value and successfully defended shareholders from poor corporate governance. Alta Fox has spent a significant amount of time and resources researching Hasbro and believes that the company faces a structural misperception in the market today and suffers from poor corporate governance. Most investors perceive Hasbro as a mature, slow growth toy business. While Hasbro's consumer business is durable and produces significant free cash flow, most investors fail to realize that the vast majority of Hasbro's intrinsic value – we estimate about 71% – comes from a vertical that is very different from the legacy toy business, Wizards of the Coast.

Wizards of the Coast is one of the most impressive business models we have ever analyzed. Their key franchises, Magic: The Gathering and Dungeons & Dragons, have had maniacal fans for decades and exhibit dominant network effects, pricing power and secular growth characteristics. Moreover, Wizards has had a double-digit revenue CAGR for the last decade and is increasingly digital. In the last 12 months, Wizards grew revenue 42% with a 47% EBITDA margin.

With improvements in corporate governance, capital allocation and disclosure, we believe Hasbro's stock price would be worth more than $200 per share, approximately double the current price. Alta Fox is campaigning for a renewed board of directors to oversee a tax-free spin-off of Wizards of the Coast to maximize value for all stakeholders.

Despite our best efforts to collaborate with Hasbro's current board, they insist on doubling down on what they call the "Brand Blueprint" strategy, which is what we call empire-building without financial discipline. This strategy has misappropriated billions of dollars of capital. It has also failed shareholders over the last five years as Hasbro shares have underperformed the S&P 500 by over 100%, while the board and management have been overpaid for this underperformance, collecting approximately $184 million over the last five years alone. Alta Fox is a top 10 Hasbro shareholder and has nominated five highly qualified, independent nominees to replace underperforming Hasbro directors. We look forward to engaging with investors, gamers and all other stakeholders in the weeks to come about the future strategic direction of Hasbro and Wizards of the Coast.

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